UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G21107100
(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019 (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Healthcare Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,903,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,903,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,903,454
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,903,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21107100	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,903,454
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,903,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,903,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21107100	SCHEDULE 13D	Page 14 of 19

Item 1.  Security and Issuer

The following constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on May 1, 2012 as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on October 5, 2012 (as amended, the “Original Schedule 13D”). This Amendment relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Cord Blood Corporation,  a company with limited liability registered in Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have meanings provided in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference in this Item 4.

The director(s) of the Issuer nominated by KKR Investor will resign after the Completion pursuant to the GM Puchase Agreement (as defined below).

Item 5.  Interest in Securities of the Issuer.

The information set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference in this Item 5.

Following the Completion pursuant to the GM Purchase Agreement, the Reporting Persons are expected to have no beneficial ownership in the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following.

GM Purchase Agreement. Pursuant to a purchase agreement (the “Purchase Agreement”), dated as of May 4, 2015, between KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech, KKR has agreed to sell to Golden Meditech, and Golden Meditech has agreed to purchase from KKR, 7% senior unsecured convertible notes issued by the Company to KKR on April 27, 2012 with an aggregate principal amount of US$65,000,000 (the “KKR Notes”).

Pursuant to the Purchase Agreement, KKR will cause the Company to issue to Golden Meditech 7% senior unsecured convertible notes with an aggregate principal amount of US$65,000,000 (the “GM Notes”), without any consideration to the Company. The KKR Notes will be surrendered to the Company for cancellation. Pursuant to the Purchase Agreement, the GM Notes will be substantially in the form of the KKR Notes. The conversion price under the GM Notes will be US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the GM Notes will entitle Golden Meditech, subject to the terms and conditions thereof, to receive 22,903,454 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company upon conversion of the GM Notes.

The purchase price for the KKR Notes will be the aggregate of (i) US$13,300,000, (ii) the product of (A) US$6.40 and (B) the total number of Ordinary Shares into which the KKR Notes are convertible (the “Conversion Shares”) as of the date of completion of the sale of the KKR Notes (the “Completion Date”), (iii) the total amount of interest accrued but unpaid on the KKR Notes during the period from April 27, 2015 to the Completion Date and (iv) if the Company declares a dividend or other distribution payable to the holders of Ordinary Shares (a “Distribution”) between the date of the Purchase Agreement and the Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of Conversion Shares as of the Completion Date, to the extent that such Distribution shall not have been paid to KKR prior to the Completion Date.

If the Final Acquisition Price (as defined below) is higher than US$6.40, Golden Meditech will also pay to KKR an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) the number of Conversion Shares as of the Completion Date. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Company with a controlled affiliate of Golden Meditech, resulting in a delisting of the Company from the New York Stock Exchange. The “Final Acquisition Price” means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all Distributions declared after the Completion Date and prior to the closing of the Acquisition, if any. Golden Meditech intends to fund the purchase price for the KKR Notes by using internal funds.

CUSIP No. G21107100	SCHEDULE 13D	Page 15 of 19

The completion of the sale of the KKR Notes is conditional upon, among other things, Golden Meditech obtaining the approval from Golden Meditech’s shareholders, at a duly convened meeting, of the purchase of the KKR Notes by Golden Meditech (the “GM Shareholders’ Approval”). Golden Meditech has agreed to seek GM Shareholders’ Approval as soon as practicable and to use reasonable best efforts to hold an extraordinary general meeting in relation to the GM Shareholders’ Approval no later than August 31, 2015, subject to a conditional fourteen day grace period, or if relevant governmental authorities require that the GM Shareholders’ Approval be considered at the same shareholders’ meeting of Golden Meditech with matters relating to the Acquisition, no later than September 30, 2015, subject to a conditional fourteen day grace period. The completion of the sale of the KKR Notes is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Company or Golden Meditech.

The description of the Purchase Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 15 and is incorporated by reference in its entirety into this Item 6.

Voting Deed. On May 4, 2015, Mr. Kam, Bio Garden and KKR entered into a voting deed (the “Voting Deed”). Pursuant to the Voting Deed, Mr. Kam undertakes to procure the voting by Bio Garden of, and Bio Garden undertakes to vote, all of the ordinary shares of Golden Meditech owned by Bio Garden in favor of the transactions contemplated by the Purchase Agreement.

The description of the Voting Deed in this Item 6 is qualified in its entirety by reference to the complete text of the Voting Deed, a copy of which is attached hereto as Exhibit 16 and is incorporated by reference in its entirety into this Item 6.

Item 7.     Material to be Filed as Exhibits.

The information set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following.

Exhibit 15	GM Purchase Agreement, dated as of May 4, 2015, by and between KKR Investor and GM

Exhibit 16	Voting Deed, dated as of May 4, 2015, by and among Mr. Kam, Bio Garden and KKR Investor

Exhibit 17	Power of Attorney

CUSIP No. G21107100	SCHEDULE 13D	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: May 4, 2015

KKR CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH FUND L.P.

By: KKR Associates China Growth L.P., its General Partner

By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES CHINA GROWTH L.P.

By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 17 of 19

KKR FUND HOLDINGS L.P.

By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS L.P.

By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP HOLDINGS L.P.

By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 18 of 19

KKR & CO. L.P.

By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for George R. Roberts

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 19 of 19

EXHIBIT INDEX

Exhibit 15	GM Purchase Agreement, dated as of May 4, 2015, by and between KKR Investor and GM

Exhibit 16	Voting Deed, dated as of May 4, 2015, by and among Mr. Kam, Bio Garden and KKR Investor

Exhibit 17	Power of Attorney